Exhibit 10.13

IMAGO BIOSCIENCES, INC.

CHANGE IN CONTROL AND SEVERANCE AGREEMENT

This Change in Control and Severance Agreement (the “Agreement”) is made and entered into by and between [            ] (“Executive”) and Imago BioSciences, Inc. (the “Company”). This Agreement shall become effective as of the closing of the initial public offering of the Company’s common stock (the “Effective Date”).

R E C I T A L S

A.    The Board of Directors of the Company (the “Board”) recognizes that the possibility of an acquisition of the Company or an involuntary termination can be a distraction to Executive and can cause Executive to consider alternative employment opportunities. The Board has determined that it is in the best interests of the Company and its stockholders to assure that the Company will have the continued dedication and objectivity of Executive, notwithstanding the possibility, threat or occurrence of such an event.

B.    The Board believes that it is in the best interests of the Company and its stockholders to provide Executive with an incentive to continue Executive’s employment and to motivate Executive to maximize the value of the Company upon a Change in Control (as defined below) for the benefit of its stockholders.

C.    The Board believes that it is imperative to provide Executive with severance benefits upon certain terminations of Executive’s service to the Company that enhance Executive’s financial security and provide incentive and encouragement to Executive to remain with the Company notwithstanding the possibility of such an event.

D.     Unless otherwise defined herein, capitalized terms used in this Agreement are defined in Section 9 below.

The parties hereto agree as follows:

1.    Term of Agreement. This Agreement shall become effective as of the Effective Date and terminate upon the date that all obligations of the parties hereto with respect to this Agreement have been satisfied.

2.    At-Will Employment. The Company and Executive acknowledge that Executive’s employment is and shall continue to be “at-will,” as defined under applicable law. If Executive’s employment terminates for any reason, Executive shall not be entitled to any payments, benefits, damages, awards or compensation other than as provided by this Agreement.

3.    Covered Termination Other Than During a Change in Control Period. If Executive experiences a Covered Termination other than during a Change in Control Period, and if Executive delivers to the Company a general release of all claims against the Company and its affiliates (a “Release of Claims”) in a form acceptable to the Company that becomes effective and irrevocable within sixty (60) days, or such shorter period of time specified by the Company, following such Covered Termination, then in addition to any accrued but unpaid salary, bonus, benefits, vacation and expense reimbursement payable in accordance with applicable law, the Company shall provide Executive with the following:

(a)    Severance. Executive shall be entitled to receive a severance payment equal to [twelve (12) OR nine (9) OR six (6)]1 months of Executive’s base salary at the rate in effect immediately prior to the Termination Date payable in a cash lump sum, less applicable withholdings, on the first payroll date following the date the Release of Claims becomes effective and irrevocable.

(b)    Continued Healthcare. If Executive elects to receive continued healthcare coverage pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall directly pay, or reimburse Executive for, the premium for Executive and Executive’s covered dependents during the period (the “Non-CIC COBRA Period”) from the Termination Date through the earlier of (i) the [twelve (12) OR nine (9) OR six (6)]2 month anniversary of the Termination Date and (ii) the date Executive and Executive’s covered dependents, if any, become eligible for healthcare coverage under another employer’s plan(s); provided, however, that if (1) any plan pursuant to which such benefits are provided is not, or ceases prior to the expiration of the continuation coverage period to be, exempt from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), under Treasury Regulation Section 1.409A-1(a)(5), (2) the Company is otherwise unable to continue to cover Executive or Executive’s dependents under its group health plans, or (3) the Company cannot provide the benefit without violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then, in any such case, an amount equal to each remaining Company subsidy shall thereafter be paid to Executive in substantially equal monthly installments over the Non-CIC COBRA Period (or remaining portion thereof). After the Company ceases to pay or reimburse premiums pursuant to the preceding sentence, Executive may, if eligible, elect to continue healthcare coverage at Executive’s expense in accordance the provisions of COBRA.

[CFO only: (c)    Accelerated Vesting. The vesting and, if applicable, exercisability of each unvested equity award held by Executive that is outstanding as of the Termination Date shall be accelerated as to that number of shares of Company common stock that otherwise would have vested had Executive’s employment continued for the six (6) month period immediately following the Termination Date.]

[1]	CEO: 12 months; Other C-Suite Executives and SVPs: 9 months; VPs: 6 months.
[2]	CEO: 12 months; Other C-Suite Executives and SVPs: 9 months; VPs: 6 months.

4.    Covered Termination During a Change in Control Period. If Executive experiences a Covered Termination during a Change in Control Period, and if Executive delivers a Release of Claims in a commercially reasonable form delivered to Executive by the Company within ten (10) days following the Termination Date that becomes effective and irrevocable within sixty (60) days, or such shorter period of time specified by the Company, following such Covered Termination, then in addition to any accrued but unpaid salary, bonus, benefits, vacation and expense reimbursement payable in accordance with applicable law, the Company shall provide Executive with the following:

(a)    Severance. Executive shall be entitled to receive an amount equal to the sum of (i) [eighteen (18) OR twelve (12) OR nine (9)]3 months of Executive’s annual base salary and (ii) a [one and a half times (1.5x) OR DELETE OR three-quarters times (.75x)]4 Executive’s target annual bonus assuming achievement of performance goals at target, in each case, payable in a cash lump sum, less applicable withholdings, on the first payroll date following the date the Release of Claims becomes effective and irrevocable.

(b)    Continued Healthcare. If Executive elects to receive continued healthcare coverage pursuant to the provisions of COBRA, the Company shall directly pay, or reimburse Executive for, the premium for Executive and Executive’s covered dependents during the period (the “CIC COBRA Period”) from the Termination Date through the earlier of (i) the [eighteen (18) OR twelve (12) OR nine (9)]5 month anniversary of the Termination Date and (ii) the date Executive and Executive’s covered dependents, if any, become eligible for healthcare coverage under another employer’s plan(s) ); provided, however, that if (1) any plan pursuant to which such benefits are provided is not, or ceases prior to the expiration of the continuation coverage period to be, exempt from the application of Section 409A of the Code under Treasury Regulation Section 1.409A-1(a)(5), (2) the Company is otherwise unable to continue to cover Executive or Executive’s dependents under its group health plans, or (3) the Company cannot provide the benefit without violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then, in any such case, an amount equal to each remaining Company subsidy shall thereafter be paid to Executive in substantially equal monthly installments over the CIC COBRA Period (or remaining portion thereof). After the Company ceases to pay or reimburse premiums pursuant to the preceding sentence, Executive may, if eligible, elect to continue healthcare coverage at Executive’s expense in accordance the provisions of COBRA.

(c)    Equity Awards. Except as otherwise provided in an individual equity award agreement, each outstanding and unvested equity award, including, without limitation, each stock option and restricted stock award, held by Executive that vests based solely on continued services shall automatically become vested and, if applicable, exercisable and any forfeiture restrictions or rights of repurchase thereon shall immediately lapse, in each case, with respect to one hundred percent (100%) of that number of unvested shares underlying Executive’s equity awards as of the Termination Date.

[3]	CEO: 18 months; Other C-Suite Executives and SVPs: 12 months; VPs: 9 months.
[4]	CEO: 1.5x; Other C-Suite Executives and SVPs: delete bracketed provision; VPs: .75x.
[5]	CEO: 18 months; Other C-Suite Executives and SVPs: 12 months; VPs: 9 months.

Notwithstanding anything in this Section 4 to the contrary, in the event the Company fails to deliver to Executive a commericially reasonable form of Release of Claims within ten (10) days following the Termination Date, the requirement to timely deliver a Release of Claims under this Section 4 shall be deemed satisfied.

5.    Certain Reductions. Notwithstanding anything herein to the contrary, the Company shall reduce Executive’s severance benefits under this Agreement, in whole or in part, by any other severance benefits, pay in lieu of notice, or other similar benefits payable to Executive by the Company in connection with Executive’s termination, including but not limited to payments or benefits pursuant to (a) any applicable legal requirement, including, without limitation, the Worker Adjustment and Retraining Notification Act, or (b) any Company agreement, arrangement, policy or practice relating to Executive’s termination of employment with the Company. The benefits provided under this Agreement are intended to satisfy, to the greatest extent possible, any and all statutory obligations that may arise out of Executive’s termination of employment. Such reductions shall be applied on a retroactive basis, with severance benefits previously paid being recharacterized as payments pursuant to the Company’s statutory obligation.

6.    Deemed Resignation. Upon termination of Executive’s employment for any reason, Executive shall be deemed to have resigned from all offices and directorships, if any, and then held with the Company or any of its affiliates, and, at the Company’s request, Executive shall execute such documents as are necessary or desirable to effectuate such resignations.

7.    Other Terminations. If Executive’s service with the Company is terminated by the Company or by Executive for any or no reason other than as a Covered Termination, then Executive shall not be entitled to any benefits hereunder other than accrued but unpaid salary, bonus, vacation and expense reimbursement in accordance with applicable law and to elect any continued healthcare coverage as may be required under COBRA or similar state law.

8.    Limitation on Payments. Notwithstanding anything in this Agreement to the contrary, if any payment or distribution Executive would receive pursuant to this Agreement or otherwise (“Payment”) would (a) constitute a “parachute payment” within the meaning of Section 280G of the Code and (b) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall either be (i) delivered in full, or (ii) delivered as to such lesser extent which would result in no portion of such Payment being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by Executive on an after-tax basis, of the largest payment, notwithstanding that all or some portion the Payment may be taxable under Section 4999 of the Code. The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. The accounting firm shall provide its calculations to the Company and Executive within fifteen (15) calendar days after the date on which Executive’s right to a Payment is triggered (if requested at that time by the Company or Executive) or such other time as requested by the Company or Executive. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon the Company and Executive. Any reduction in payments and/or benefits pursuant to this Section 8 will occur in the following order: (1) reduction of cash payments; (2) cancellation of accelerated vesting of equity awards other than stock options; (3) cancellation of accelerated vesting of stock options; and (4) reduction of other benefits payable to Executive.

9.    Definition of Terms. The following terms referred to in this Agreement shall have the following meanings:

(a)    Cause. “Cause” means (i) Executive’s willful refusal to perform in any material respect Executive’s duties or responsibilities for the Company or its affiliates or willful disregard in any material respect of any financial or other budgetary limitations established in good faith by the Company; (ii) Executive’s repeated unexplained or unjustified absence from the Company (it being understood that Executive working remotely during any work from home period designated by the Company will not constitute Cause); (iii) Executive’s engagement in misconduct that causes material and demonstrable injury, monetarily or otherwise, to the Company or any affiliates, including, but not limited to, misappropriation or conversion of assets of the Company or any affiliates (other than non-material assets); (iv) Executive’s conviction of or entry of a plea of nolo contendere to a felony or any crime involving moral turpitude; or (v) Executive’s material breach of any provision of the Confidential Information Agreement that causes material and demonstrable harm to the Company. Notwithstanding the foregoing, the occurrence of an event or action with respect to subclauses (i) and (ii) above shall not constitute Cause unless Executive is given 30 days to cure an event or action if curable following receipt of a written notice from the Company describing the alleged Cause.

(b)    Change in Control. “Change in Control” shall have the meaning ascribed such term in the Company’s 2021 Incentive Award Plan. Notwithstanding the foregoing, a Change in Control must also constitute a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5), with respect to any compensation or benefit that is subject to Section 409A of the Code.

(c)    Change in Control Period. “Change in Control Period” means the period of time commencing three (3) months prior to a Change in Control and ending twelve (12) months following the Change in Control.

(d)    Covered Termination. “Covered Termination” means the termination of Executive’s employment with the Company effected by the Company other than for Cause or Executive’s resignation of employment with the Company for Good Reason.

(e)    Good Reason. “Good Reason” means (i) a material diminution in Executive’s base compensation; (ii) a material diminution in Executive’s authority, responsibilities or duties; (iii) other than as a result of a change in work from home orders, a relocation of Executive’s principal place of employment that increases Executive’s one-way commute by more than thirty-five (35) miles or (iv) the material breach by the Company of a material provision of any written agreement between Executive and the Company. Notwithstanding the foregoing, a resignation shall not constitute a resignation for “Good Reason” unless (A) Executive provides written notice to the Copmany of the condition giving rise to Good Reason within ninety (90) days of the first occurrence of such condition, (B) such condition continues uncured by the Company more than thirty (30) days following the Company’s receipt of Executive’s written notice of such condition and (C) the resignation for Good Reason is effective within thirty (30) days following the end of such cure period.

(f)    Termination Date. “Termination Date” means the date Executive experiences a Covered Termination.

10.    Successors.

(a)    Company’s Successors. Except as set forth above, any successor to the Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets which executes and delivers the assumption agreement described in this Section 10(a) or which becomes bound by the terms of this Agreement by operation of law.

(b)    Executive’s Successors. The terms of this Agreement and all rights of Executive hereunder shall inure to the benefit of, and be enforceable by, Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

11.    Notices. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or one day following mailing via Federal Express or similar overnight courier service. In the case of Executive, mailed notices shall be addressed to Executive at Executive’s home address that the Company has on file for Executive. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of [the Board OR its Chief Executive Officer]6.

12.    Confidentiality; Non-Disparagement.

(a)    Confidentiality. Executive hereby expressly confirms Executive’s continuing obligations to the Company pursuant to Executive’s Proprietary Information and Invention Assignment Agreement with the Company (the “Confidential Information Agreement”).

(b)    Non-Disparagement. Executive agrees that Executive shall not disparage, criticize or defame the Company, its affiliates and their respective affiliates, directors, officers, agents, partners, stockholders or employees, either publicly or privately. The Company agrees that it shall not, and it shall instruct its officers and members of its Board to not, disparage, criticize or defame Executive, either publicly or privately. Nothing in this Section 12(b) shall have application to any evidence or testimony required by any court, arbitrator or government agency.

[6]	CEO: Board; Other Executives: CEO.

13.    Dispute Resolution. To ensure the timely and economical resolution of disputes that arise in connection with this Agreement, Executive and the Company agree that any and all disputes, claims, or causes of action arising from or relating to the enforcement, breach, performance or interpretation of this Agreement, Executive’s employment, or the termination of Executive’s employment, shall be resolved to the fullest extent permitted by law by final, binding and confidential arbitration in San Francisco County, California through Judicial Arbitration & Mediation Services/Endispute (“JAMS”) in conformity with the then-existing JAMS employment arbitration rules and California law. A link to the current JAMS employment arbitration rules follows: https://www.jamsadr.com/rules-employment-arbitration/english. By agreeing to this arbitration procedure, both Executive and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award. The Company shall pay all JAMS’s arbitration fees in excess of the amount of court fees that would be required if the dispute were decided in a court of law. Nothing in this Agreement is intended to prevent either Executive or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Notwithstanding the foregoing, Executive and the Company each have the right to resolve any issue or dispute over intellectual property rights by Court action instead of arbitration.

14.    Miscellaneous Provisions.

(a)    Section 409A.

(i)    Separation from Service. Notwithstanding any provision to the contrary in this Agreement, no amount deemed deferred compensation subject to Section 409A of the Code shall be payable pursuant to Sections 3 or 4 above unless Executive’s termination of employment constitutes a “separation from service” with the Company within the meaning of Section 409A of the Code and the Department of Treasury regulations and other guidance promulgated thereunder (“Separation from Service”) and, except as provided under Section 14(a)(ii) of this Agreement, any such amount shall not be paid, or in the case of installments, commence payment, until the sixtieth (60th) day following Executive’s Separation from Service. Any installment payments that would have been made to Executive during the sixty (60) day period immediately following Executive’s Separation from Service but for the preceding sentence shall be paid to Executive on the sixtieth (60th) day following Executive’s Separation from Service and the remaining payments shall be made as provided in this Agreement.

(ii)    Specified Employee. Notwithstanding any provision to the contrary in this Agreement, if Executive is deemed at the time of Executive’s separation from service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code, to the extent delayed commencement of any portion of the benefits to which Executive is entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of Executive’s benefits shall not be provided to Executive prior to the earlier of (A) the expiration of the six (6)-month period measured from the date of Executive’s Separation from Service or (B) the date of Executive’s death. Upon the first business day following the expiration of the applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Section 14(a)(ii) shall be paid in a lump sum to Executive, and any remaining payments due under this Agreement shall be paid as otherwise provided herein.

(iii)    Expense Reimbursements. To the extent that any reimbursements payable pursuant to this Agreement are subject to the provisions of Section 409A of the Code, any such reimbursements payable to Executive pursuant to this Agreement shall be paid to Executive no later than December 31st of the year following the year in which the expense was incurred, the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, and Executive’s right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit.

(iv)    Installments. For purposes of Section 409A of the Code (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), Executive’s right to receive any installment payments under this Agreement shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment.

(b)    Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by Executive and by an authorized officer of the Company (other than Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(c)    Whole Agreement. This Agreement and the Confidential Information Agreement represent the entire understanding of the parties hereto with respect to the subject matter hereof and supersede all prior promises, arrangements and understandings regarding same, whether written or written, including, without limitation, any severance or change in control benefits in Executive’s offer letter agreement or employment agreement or previously approved by the Board.

(d)    Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the state of Delaware.

(e)    Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(f)    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

(Signature page follows)

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year set forth below.

IMAGO BIOSCIENCES, INC.

By:
Title:
Date:

EXECUTIVE

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Date: